UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: May Capital Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

250 West 57th Street, Suite 1614
                              (No. and Street)

New York	NY	10107
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lawrence E. May	212-489-0100	lmay@swmgrp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
                    (Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence E. May   , swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to the firm of May Capital Group, LLC   , as of
December 31   , 2 022   , is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.



Signature: _____

Title: _____
President



Notary Public

CLIFFORD SCHWARTZ
Notary Public, State of New York
No. 31-4646480
Qualified in New York County
Commission Expires 2/28/26

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MAY CAPITAL GROUP, LLC
(SEC I.D. No. 8-47616)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2022
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
REVIEW REPORT REGARDING EXEMPTION PROVISIONS



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of May Capital Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of May Capital Group, LLC as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of May Capital Group, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of May Capital Group, LLC's management. Our responsibility is to express an opinion on May Capital Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to May Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of May Capital Group, LLC's financial statements. The supplemental information is the responsibility of May Capital Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as May Capital Group, LLC's auditor since 2021.

Maitland, Florida

March 31, 2023

MAY CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$ 40,764
Accounts receivable	8,714
Prepaid Expense	1,559
Total Assets	$ 51,037

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and Accounts Payable	$ 5,710
Total Liabilities	5,710
Contingencies	-
Member's equity	45,327
Total Liabilities and Member's Equity	$ 51,037

The accompanying notes are an integral part of these financial statements.

MAY CAPITAL GROUP, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2022

Revenues:

Mutual Funds, variable life and variable annuities	$ 142,313
Interest and dividends	52
Total Revenues	142,365

Expenses:

Rent	6,000
Professional fees	10,543
Travel and meals	4,240
Office	5,620
Regulatory fees	3,200
Telephone	840
Tax	9,906
Total Expenses	40,349
Net income	$ 102,016

The accompanying notes are an integral part of these financial statements.

3

MAY CAPITAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Total Member's Equity
Balance, December 31, 2021	$ 44,811
Member's distributions	(101,500)
Net income	102,016
Balance, December 31, 2022	$ 45,327

The accompanying notes are an integral part of these financial statements.

4

MAY CAPITAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

Cash Flows From Operating Activities:	
Net income	$ 102,016
Adjustment to reconcile net income	
to net cash provided by operating activities:	
(Increase) decrease in Accounts Receivable	(511)
(Increase) Decrease in Prepaid Expense	425
Increase (Decrease) in Accounts payable and Accrued Expense	(1,192)
Net Cash Provided by Operating Activities	100,738
Cash Flows (Used) by Investing Activities	$ -
Cash Flows (Used) by Financing Activities:	
Member's distributions	(101,500)
Net Cash (Used) by Financing Activities	(101,500)
Net Increase In cash and cash equivalents	(762)
Cash and cash equivalents at beginning of the year	41,526
Cash and cash equivalents at end of the year	$ 40,764
Non Cash Items	
Interest	$ -
Taxes	$ -
Total Non-cash items	$ -

The accompanying notes are an integral part of these financial statements.

MAY CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

1. *ORGANIZATION AND NATURE OF BUSINESS*

May Capital Group LLC (the "Company"), was formed as a limited liability company on August 15, 1994 in the State of New Jersey.

The Company is a fully disclosed broker dealer and sells mutual funds, variable life insurance and variable annuities as outlined in their FINRA membership agreement.

2. *SIGNIFICANT ACCOUNTING POLICIES*

Revenue Recognition
Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

Mutual Fund Fees, Variable Life and Variable Annuity Fees
The Company enters into agreements with Mutual Funds, Variable Life and Variable Annuities ("Funds") to distribute shares to investors. The Company may receive distribution fees paid by the Fund upfront, over time, upon the investors exit from the fund, or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the market value of the Fund and the investor activities are known, which usually occurs monthly or quarterly. Mutual Fund Fees, Variable Life and Variable Annuity Fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Property and Equipment
Property and equipment are recorded at cost. Depreciation had been computed using accelerated methods of depreciation. Expenditures for repairs and maintenance are charged to operations as incurred. Additions and improvements are capitalized.

Income Taxes

No provision for Federal or State income taxes has been made in the accompanying financial statements since such liabilities and related expenses are the responsibility of the member. The Company is responsible for a NYC unincorporated business tax on income, which is calculated at the statutory rate.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. *NEW ACCOUNTING GUIDANCE*

In June 2016, the FASB issued Accounting Standards Update (ASU) 2016-13 – Current Expected Credit Losses ("CECL") which replaces the current incurred loss model used to measure impairment loss with an expected loss model for trade and other receivables. The Company adopted the standard during 2020, under the modified retrospective approach to the earliest period resented. The adoption of ASU 2016-13 did not have a material effect on the Company's financial statements.

4. *CASH FLOW INFORMATION*

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

5. *ACCOUNTS RECEIVABLE*

Accounts receivable represent commissions due from mutual funds, insurance companies and trust sponsors. Management has determined that no allowance for credit losses is necessary at December 31, 2022.

6. **_CONCENTRATION OF CUSTOMER RECEIVABLES_**

For the year ended December 31, 2022, six customers accounted for 83% of the Company's Accounts Receivable.

7. **_DISAGGREGATED REVENUE FROM CONTRACTS WTH CUSTOMERS_**

Mutual Funds, variable life and variable annuities:

Commission income	$113,204
Mutual Fund trails	$ 29,109
Total mutual funds, variable life and annuities	$142,313

8. **_NET CAPITAL REQUIREMENTS_**

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022 the Company had net capital of $35,054 which was $30,054 in excess of the amount required. The ratio of aggregate indebtedness to net capital was 16.29.

9. **_SUBSEQUENT EVENTS_**

The Company has evaluated subsequent events through March 31, 2023, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

10. **_RELATED PARTY TRANSACTIONS_**

The Company entered into an Expense Sharing Agreement with May Financial Group, LTD ("Affiliate") dated January 4, 2018. The agreement provides that May Capital Group LLC will pay Affiliate $830 per month for: Rent, administrative costs, telephone and postage. The total paid for 2022 was $9,960. At December 31, 2022, there is nothing due to May Financial Group under the arrangement.

MAY CAPITAL GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022

NET CAPITAL:

Total members' equity	$	45,327
Deductions and/or charges:		
Accounts receivable		(8,714)
Prepaid expenes		(1,559)
Total adjustments to Net Capital		(10,273)
Net capital before haircuts on securities positions		35,054
Haircuts on securities positions		-
Undue concentration		-
Net Capital	$	35,054

AGGREGATE INDEBTEDNESS:

Items included in the statement of financial condition:	
Accounts payable and accrued expenses	5,710

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6-2/3% of aggregate indebtedness)		5,710
Minimum net capital required		5,000
Excess net capital	$	30,054
Percentage of aggregate indebtedness to net capital is		16.29%

Reconciliation with Company's computation as of 12/31/22

Net Capital as reported on FOCUS Form X-17A-5 Part IIA (unaudited)	$	30,054
Increase in allowable assets	$	-
Net capital as reported above	$	30,054



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of May Capital Group, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) May Capital Group, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to mutual fund retailer, broker or dealer selling variable life insurance or annuities and investment advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

May Capital Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about May Capital Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

March 31, 2023

MAY CAPITAL GROUP, LLC
EXEMPTION REPORT

May Capital Group, LLC (the "Company") is a registered broker-dealer subject to
Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5,
"Reposts to be made by certain brokers and dealers"). This Exemption Report was prepared as
required by 17 C.F.R. § 240.17a-5 (d)(1) and (4). To the best of its knowledge and belief, the
Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of
17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release
No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the company
limits its business activities exclusively to Mutual fund retailer, Broker or Dealer selling
variable life insurance or annuities and Investment Advisory services; and the Company
(1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or
to customers, (other than money or other consideration received and promptly transmitted
in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and
promptly transmitted for effecting transactions via subscriptions on a subscription way
basis where the funds are payable to the issuer or its agent and not to the Company):
(2) did not carry accounts of or for customers; and
(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent
fiscal year without exception.

May Capital Group, LLC

I, **Lawrence E. May**, swear (or affirm) that, to my best knowledge and belief, this Exemption
Report is true and correct

By: _____
Title: President

March 29, 2023

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